Mail Stop 3561

August 8, 2007

Charles R. Kokesh
Chief Executive Officer
Technology Funding Partners III Liquidating Trust
1107 Investment Boulevard
Suite 180
El Dorado Hills, CA 95762

> **Re:** **Technology Funding Partners III Liquidating Trust**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 29, 2007**
> **File No. 000-17998**

Dear Mr. Kokesh:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

General

1. We reviewed your correspondence dated July 17, 2007, noting your assertion that you can rely on a no-action letter previously issued to another registrant and file Exchange Act reports based on this reliance. Please revise your Form 10-K to clearly disclose that you have not provided audited financial statements in your Exchange

Act reports because you are relying on a no-action letter issued by the Division of Corporation Finance to another registrant. Your disclosure should explain why you believe a prior no-action letter permits your inclusion of unaudited financial statements in your Exchange Act reports and why you believe you meet the conditions of the prior no-action letter.

Exhibit 31.1 – Sarbanes-Oxley Section 302 Certification

2. Your response did not address our prior comment 5, thus the comment will be reissued. In accordance with Item 601 of Regulation S-K, please revise item four of your section 302 certification to remove the reference to "the Exchange Act of 1934 Rules 13a-14 and 15d-14." Please revise this item to refer to "the Exchange Act Rules 13a-15(e) and 15d-15(e)."

3. Your response did not address our prior comment 6, thus the comment will be reissued. In accordance with Item 601 of Regulation S-K, please revise item 4b of your section 302 certification to state, if true, that you have "evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation."

4. Your response did not address our prior comment 7, thus the comment will be reissued. In accordance with Item 601 of Regulation S-K, please revise item 4c of your section 302 certification to state, if true, that you have "disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting."

5. Your response did not address our prior comment 8, thus the comment will be reissued. In accordance with Item 601 of Regulation S-K, please revise item 5a of your section 302 certification, if true, to refer to all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant. In addition, please remove the statement: "and have identified for the registrant's auditors any material weaknesses in internal control."

6. Your response did not address our prior comment 9, thus the comment will be reissued. In accordance with Item 601 of Regulation S-K, please revise item 5b of your section 302 certification to refer to the registrant's internal control over financial reporting.

7. Your response did not address our prior comment 10, thus the comment will be reissued. In accordance with Item 601 of Regulation S-K, please revise your section 302 certification to exclude item 6.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

                    Sincerely,

                    Tia Jenkins
                    Senior Assistant Chief Accountant
                    Office of Emerging Growth Companies